FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Streamlining Social Plan	3

"Telefónica S.A.", as provided in article 82 of the Spanish Stock Market Law [Ley de Mercado de Valores], hereby gives notice of the following

SIGNIFICANT EVENT

The management of Telefónica de España, the subsidiary of the Telefónica Group that is responsible for the fixed telephony business in Spain, has presented union representatives with a proposal for the negotiation of a Streamlining Social Plan (Plan de Regulación de Empleo) that guarantees the necessary competitiveness of the company.

The aim of this Social Plan based on the principles of voluntarity, universality and non-discrimination, is to ensure the competitiveness of Telefónica de España in the new telecommunications market environment, which will translate into a guarantee for the development of the Information Society in Spain.

The proposal put forward would be implemented over the next five years (2003/2007) and could lead to around 15,000 voluntary redundancies, at no cost to the Social Security system.

The Social Plan contemplates procedures for the functional and geographical adaptation of the workforce that remains with the company, together with training programmes to cover the new professional profiles demanded by the environment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 25th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors